Exhibit 99.2

Statuten

der Sunrise Communications AG

(Sunrise Communications SA)

(Sunrise Communications Ltd)

Articles of Association

of Sunrise Communications AG

(Sunrise Communications SA)

(Sunrise Communications Ltd)

Statuten der Sunrise Communications AG / Articles of Association of Sunrise Communications AG	2 /37

	Abschnitt 1 Firma, Sitz, Zweck und Dauer der Gesellschaft		Section 1 Name, Place of Incorporation, Business Purpose and Duration of the Company

	Artikel 1		Article 1

Firma, Sitz	Unter der Firma Sunrise Communications AG (Sunrise Communications SA) (Sunrise Communications Ltd) (die Gesellschaft) besteht eine Aktiengesellschaft mit Sitz in Opfikon, Kanton Zürich.	Name, Place of Incorporation	Under the name Sunrise Communications AG (Sunrise Communications SA) (Sunrise Communications Ltd) (the Company) shall exist a corporation with its place of incorporation in Opfikon, canton Zurich.

	Artikel 2		Article 2

Zweck	[1] Zweck der Gesellschaft ist der Erwerb, das Halten, die Verwaltung, die Verwertung und die Veräusserung von in-und ausländischen Beteiligungen, ob direkt oder indirekt, insbesondere im Bereich Telekommunikation und verwandten Gebieten. Die Gesellschaft kann alle Geschäfte tätigen, die als geeignet erscheinen, den Zweck der Gesellschaft zu fördern, oder die mit diesem zusammenhängen.	Business Purpose	[1] The business purpose of the Company is to directly or indirectly acquire, hold, manage, exploit and dispose of equity participations in Switzerland and abroad, in particular in the field of telecommunications and related areas. The Company may engage in all types of transactions that appear appropriate to promote, or are related to, the business purpose of the Company.

	[2] Die Gesellschaft kann Grundstücke und Immaterialgüterrechte im In- und Ausland erwerben, halten, verwalten, belasten, verwerten und veräussern sowie andere Gesellschaften finanzieren.		[2] The Company may acquire, hold, manage, mortgage, exploit and sell real estate and intellectual property rights in Switzerland and abroad and may fund other companies.

	Artikel 3		Article 3

Dauer	Die Dauer der Gesellschaft ist unbeschränkt.	Duration	The duration of the Company shall be unlimited.

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	Abschnitt 2 Aktienkapital, Aktien, Übertragungsbeschränkungen		Section 2 Share Capital, Shares, Restrictions of Transferability

	Artikel 4		Article 4

Aktienkapital	Das Aktienkapital der Gesellschaft beträgt CHF 7’235’743.36 und ist eingeteilt in 69’759’702 voll liberierte Namenaktien mit einem Nennwert von je CHF 0.10 (Kategorie-A-Aktien) und 25’977’316 voll liberierte Namenaktien mit einem Nennwert von je CHF 0.01 (Kategorie-B-Aktien) (Stimmrechtsaktien).	Share Capital	The share capital of the Company is CHF 7,235,743.36 and is divided into 69,759,702 fully paid-in registered shares with a par value of CHF 0.10 each (Class A Shares) and 25,977,316 fully paid-in registered shares with a par value of CHF 0.01 each (Class B Shares) (Stimmrechtsaktien).

	Artikel 4a		Article 4a

Kapitalband	[1] Die Gesellschaft verfügt über ein Kapitalband zwischen CHF 6’512’169.02 (untere Grenze) und maximal CHF 7’959’317.70 (obere Grenze). Der Verwaltungsrat ist im Rahmen des Kapitalbands ermächtigt, bis zum 8. November 2029 oder bis zu einem früheren Dahinfallen des Kapitalbands das Aktienkapital einmal oder mehrmals und in beliebigen Beträgen zu erhöhen oder herabzusetzen oder Namenaktien direkt oder indirekt zu erwerben oder zu veräussern. Die Kapitalerhöhung oder -herabsetzung kann durch Ausgabe von voll zu liberierenden Kategorie-A-Aktien (Namenaktien) mit einem Nennwert von je CHF 0.10 und/oder Kategorie-B-Aktien (Namenaktien) mit einem Nennwert von je CHF 0.01 bzw. Vernichtung von Kategorie-A-Aktien und/oder Kategorie-B-Aktien erfolgen.	Capital Range	[1] The Company has a capital range ranging from CHF 6,512,169.02 (lower limit) to up to CHF 7,959,317.70 (upper limit). The Board of Directors shall be authorized within the capital range to increase or reduce the share capital once or several times and in any amounts or to acquire or dispose of registered shares directly or indirectly, until November 8, 2029 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing fully paid-in Class A Shares (registered shares) with a par value of CHF 0.10 and/or Class B Shares (registered shares) with a par value of CHF 0.01 and cancelling registered Class A Shares and/or Class B Shares, as applicable.

	[2] Vorbehaltlich der Beschränkungen in diesen Statuen kommt den Aktionären im Falle einer Ausgabe von neuen Kategorie-A-Aktien und Kategorie-B-Aktien ein verhältnismässiges Bezugsrecht zu. Dieses Bezugsrecht bezieht sich bei Inhabern mit Kategorie-A-Aktien ausschliesslich auf Kategorie-A-Aktien und bei Inhabern mit Kategorie-B-Aktien ausschliesslich auf Kategorie-B-Aktien.		[2] Subject to the limitations set forth in these articles of association, shareholders have a proportionate subscription right in the event of an issue of new Class A Shares and Class B Shares. This subscription right relates solely to Class A Shares for holders of Class A Shares and solely to Class B Shares for holders of Class B Shares.

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3 Im Falle einer Ausgabe von Aktien unterliegen Zeichnung und Erwerb der neuen Aktien sowie jede nachfolgende Übertragung der Aktien den Beschränkungen von Artikel 6 dieser Statuten.	3 In the event of an issue of shares, the subscription and acquisition of the new shares as well as any subsequent transfer of the shares shall be subject to the restrictions pursuant to Article 6 of these articles of association.

[4] Bei einer Erhöhung des Aktienkapitals im Rahmen des Kapitalbands legt der Verwaltungsrat, soweit erforderlich, den Ausgabebetrag, die Art der Einlagen (einschliesslich Barliberierung, Sacheinlage, Verrechnung und Umwandlung von Reserven oder eines Gewinnvortrags in Aktienkapital), den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Kategorie-A-Aktien und Kategorie-B-Aktien mittels Festübernahme durch eine Bank, ein Bankenkonsortium oder einen anderen Dritten und anschliessendem Angebot an die bisherigen Aktionäre oder an Dritte (sofern die Bezugsrechte der bisherigen Aktionäre aufgehoben oder nicht gültig ausgeübt wurden) ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu ermöglichen, zu beschränken oder auszuschliessen. Nicht gültig ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht gültig ausgeübt wurden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.	4 In the event of a capital increase within the capital range, the Board of Directors shall, to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the start date for dividend entitlement. In this regard, the Board of Directors may issue new Class A Shares and Class B Shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, restrict or exclude the trading of subscription rights. It may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.

[5] Der Verwaltungsrat ist im Fall einer Ausgabe von Aktien ermächtigt, das Bezugsrecht der bisherigen Aktionäre mit Bezug auf Kategorie-A-Aktien aufzuheben oder zu beschränken und Dritten, der Gesellschaft oder einer ihrer Konzerngesellschaften zuzuweisen:	[5] In the event of a share issue, the Board of Directors is authorized to withdraw or restrict subscription rights of existing shareholders relating to Class A Shares and allocate such rights to third parties, the Company or any of its group companies:

(a) wenn der Ausgabebetrag der neuen Aktien unter Berücksichtigung des Marktpreises festgesetzt wird; oder	(a) if the issue price of the new shares is determined by reference to the market price; or

(b) für die Beschaffung von Eigenkapital auf eine schnelle und flexible Weise, welche ohne den Ausschluss der Bezugsrechte der bisherigen Aktionäre nicht oder nur	(b) for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable

Statuten der Sunrise Communications AG / Articles of Association of Sunrise Communications AG	5 /37

schwer oder zu wesentlich schlechteren Bedingungen möglich wäre; oder	conditions, without the exclusion of the subscription rights of existing shareholders; or

(c)   für die Übernahme von Unternehmen, Unternehmensteilen, Beteiligungen oder von materiellen oder immateriellen Vermögenswerten durch oder Investitionsvorhaben der Gesellschaft oder einer ihrer Konzerngesellschaften oder für die Finanzierung oder Refinanzierung solcher Transaktionen durch eine Aktienplatzierung; oder

(c)   for the acquisition of companies, parts of companies, participations or of tangible or intangible assets by, or for investment projects of, the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or

(d)   zum Zwecke der Erweiterung des Aktionärskreises der Gesellschaft in bestimmten Finanz- oder Investoren-Märkten, zur Beteiligung von strategischen Partnern einschliesslich Finanzinvestoren oder im Zusammenhang mit der Kotierung von neuen Aktien an inländischen oder ausländischen Börsen; oder

(d)   for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

(e)   für die Beteiligung von Mitgliedern des Verwaltungsrates, Mitgliedern der Geschäftsleitung, Arbeitnehmern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft oder eine ihrer Konzerngesellschaften Leistungen erbringen.

(e)   for the participation of members of the Board of Directors, members of the Executive Committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies.

	[6] Nach einer Nennwertveränderung sind neue Kategorie-A-Aktien bzw. Kategorie-B-Aktien im Rahmen des Kapitalbands mit gleichem Nennwert auszugeben wie die bestehenden Kategorie-A-Aktien bzw. Kategorie-B-Aktien.		[6] After a change of the par value, new Class A Shares and Class B Shares, as applicable, shall be issued within the capital range with the same par value as the existing Class A Shares and Class B Shares.

	[7] Bei einer Herabsetzung des Aktienkapitals im Rahmen des Kapitalbands legt der Verwaltungsrat, soweit erforderlich, die Verwendung des Herabsetzungsbetrags fest.		7 In the event of a reduction of the share capital within the capital range, the Board of Directors shall, to the extent necessary, determine the use of the reduction amount.

	Artikel 4b		Article 4b

Bedingtes Aktienkapital gestützt auf Kapitalband für Finanzierungen, Akquisitionen	[1] Das Aktienkapital kann sich im Rahmen des Kapitalbands durch Ausgabe von höchstens 7’235’743 voll zu liberierenden Kategorie-A-Aktien (Namenaktien) mit einem Nennwert von je CHF 0.10 erhöhen durch die Ausübung oder Zwangsausübung von Wandel-, Tausch-, Options-,	Conditional Share Capital Based on the Capital Range for Financing, Acquisitions and other Purposes	[1] The share capital may be increased within the capital range through the issuance of up to 7,235,743 fully paid-in Class A Shares (registered shares) with a par value of CHF 0.10 each through the exercise or mandatory exercise of conversion, exchange, option, subscription or other rights

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und andere Zwecke	Bezugs- oder anderen Rechten auf den Bezug von Kategorie-A-Aktien oder durch Erwerbspflichten in Bezug auf Kategorie-A-Aktien, welche Aktionären oder Dritten allein oder in Verbindung mit Anleihensobligationen, Darlehen, Optionen, Warrants oder anderen Finanzmarktinstrumenten oder vertraglichen Verpflichtungen der Gesellschaft oder einer ihrer Konzerngesellschaften eingeräumt bzw. auferlegt werden (nachfolgend zusammen die Finanzinstrumente). Bei der Ausgabe von Kategorie-A-Aktien gestützt auf Finanzinstrumente ist das Bezugsrecht der Aktionäre ausgeschlossen. Zum Bezug der neuen Kategorie-A-Aktien, die bei Ausübung von Finanzinstrumenten ausgegeben werden, sind die jeweiligen Inhaber der Finanzinstrumente berechtigt. Die wesentlichen Bedingungen der Finanzinstrumente sind durch den Verwaltungsrat festzulegen. Der Verwaltungsrat ist ermächtigt, die Vorwegzeichnungsrechte der Aktionäre im Zusammenhang mit der Ausgabe von Finanzinstrumenten durch die Gesellschaft oder eine ihrer Konzerngesellschaften aufzuheben oder zu beschränken, falls (1) ein wichtiger Grund gemäss Artikel 4a Abs. 4 dieser Statuten vorliegt oder (2) die Finanzinstrumente zu angemessenen Bedingungen ausgegeben werden. Wird das Vorwegzeichnungsrecht weder direkt noch indirekt durch den Verwaltungsrat gewährt, gilt Folgendes:	to acquire Class A Shares, or through obligations to acquire Class A Shares, which were granted to or entered into with shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or any of its group companies (hereinafter collectively the Financial Instruments). The subscription rights of shareholders shall be excluded when Class A Shares are issued on the basis of any Financial Instruments. The then current owners of such Financial Instruments shall be entitled to acquire the new Class A Shares issued upon the exercise of any Financial Instruments. The main conditions of the Financial Instruments shall be determined by the Board of Directors. The Board of Directors shall be authorized to withdraw or restrict advance subscription rights of shareholders in connection with the issuance of Financial Instruments by the Company or one of its group companies if (1) there is an important reason pursuant to Article 4a para. 4 of these articles of association or (2) the Financial Instruments are issued on appropriate terms. If the advance subscription rights are neither granted directly nor indirectly by the Board of Directors, the following shall apply:

	(a) der Erwerbspreis der Kategorie-A-Aktien ist unter Berücksichtigung des Marktpreises im Zeitpunkt der Ausgabe der Finanzinstrumente festzusetzen; und	(a) the acquisition price of the Class A Shares shall be set taking into account the market price at the date on which the Financial Instruments are issued; and

	(b) die Finanzinstrumente sind höchstens während 15 Jahren ab dem jeweiligen Zeitpunkt der betreffenden Ausgabe oder des betreffenden Abschlusses wandel-, tausch- oder ausübbar.	(b) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 15 years from the date of the relevant issuance or entry.

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	[2] Die Erklärung über den Erwerb von Kategorie-A-Aktien gestützt auf diesen Artikel 4b hat auf diesen Artikel 4b hinzuweisen und in einer Form, die den Nachweis durch Text ermöglicht, zu erfolgen. Ein Verzicht auf ein Recht auf Erwerb von Kategorie-A-Aktien gestützt auf diesen Artikel 4b kann auch formlos oder durch Zeitablauf erfolgen; das gilt auch für den Verzicht auf die Ausübung und den Verfall dieses Rechts.		[2] The declaration of acquisition of Class A Shares based on this Article 4b shall refer to this Article 4b and be made in a form that allows proof by text. A waiver of the right to acquire Class A Shares based on this Article 4b may also occur informally or by lapse of time; this also applies to the waiver of the exercise and forfeiture of this right.

	[3] Der direkte oder indirekte Erwerb von Kategorie-A-Aktien gestützt auf diesen Artikel 4b sowie jede nachfolgende Übertragung der Kategorie-A-Aktien unterliegen den Beschränkungen von Artikel 6 dieser Statuten.		[3] The direct or indirect acquisition of Class A Shares based on this Article 4b and any subsequent transfer of Class A Shares shall be subject to the restrictions of Article 6 of these articles of association.

	[4] Eine Einräumung von Rechten auf den Bezug von Kategorie-A-Aktien oder Auferlegung von Erwerbspflichten in Bezug auf Kategorie-A-Aktien gestützt auf diesen Artikel 4b ist nur zulässig, solange Artikel 4a dieser Statuten betreffend Kapitalband in Kraft steht. Das Dahinfallen des Kapitalbands berührt die Gültigkeit von gestützt auf diesen Artikel 4b eingeräumten Rechten auf den Bezug von Kategorie-A-Aktien oder auferlegten Erwerbspflichten in Bezug auf Kategorie-A-Aktien nicht. Wurden solche Rechte oder Pflichten eingeräumt bzw. auferlegt, so fällt dieser Artikel 4b beim Dahinfallen des Kapitalbands nicht dahin.		[4] The grant of rights to acquire Class A Shares or the entering into of obligations to acquire Class A Shares on the basis of this Article 4b is only permitted as far as Article 4a of these articles of association concerning the capital range is in full force. The lapse of the capital range shall not affect the validity of rights to acquire Class A Shares granted or obligations to acquire Class A Shares entered into on the basis of this Article 4b. If such rights or obligations have been granted or entered into, this Article 4b shall not cease to be effective upon the lapse of the capital range.

	Artikel 4c		Article 4c

Bedingtes Aktienkapital für Mitarbeiterbeteiligung	[1] Das Aktienkapital kann sich durch Ausgabe von höchstens 7’235’743 voll zu liberierenden Kategorie-A-Aktien und/oder höchstens 72’357’430 voll zu liberierenden Kategorie-B-Aktien um höchstens CHF 723’574.30 erhöhen durch direkte oder indirekte Ausgabe solcher Namenaktien oder durch die Ausübung oder Zwangsausübung von Rechten auf den Bezug solcher Namenaktien oder durch Erwerbspflichten in Bezug auf Namenaktien, welche Mitgliedern des Verwaltungsrates, Mitgliedern der Geschäftsleitung, Arbeitnehmern, Beauftragten oder Beratern der Gesellschaft und ihrer Konzerngesellschaften, oder anderen Personen,	Conditional Share Capital for Employee Participation	[1] The share capital may be increased in an amount not to exceed CHF 723,574.30 through the issuance of up to 7,235,743 fully paid-in Class A Shares or up to 72,357,430 fully paid-in Class B Shares through the direct or indirect issuance of such registered shares, or through the exercise or mandatory exercise of rights to acquire such registered shares or through obligations to acquire such registered shares, which were granted to or entered into with members of the Board of Directors, members of the Executive

Statuten der Sunrise Communications AG / Articles of Association of Sunrise Communications AG	8 /37

	welche Dienstleistungen für die Gesellschaft oder ihre Konzerngesellschaften erbringen, eingeräumt bzw. auferlegt werden.		Committee, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.

	[2] Bei der Ausgabe solcher Aktien, Rechte oder Erwerbspflichten sind das Bezugsrecht wie auch das Vorwegzeichnungsrecht der Aktionäre der Gesellschaft ausgeschlossen. Die Ausgabe solcher Aktien, Rechte oder Erwerbspflichten erfolgt gemäss einem oder mehreren vom Verwaltungsrat oder, soweit an ihn delegiert, vom Vergütungsausschuss zu erlassenden Plänen, Reglementen oder Beschlüssen und, soweit anwendbar, unter Berücksichtigung der Grundsätze der Vergütung gemäss Artikel 29 dieser Statuten. Die Ausgabe solcher Aktien kann zu einem unter dem jeweiligen Börsenkurs liegenden Preis und die Einräumung solcher Rechte oder Erwerbspflichten kann unter deren innerem Wert erfolgen.		[2] The subscription rights and advance subscription rights of the shareholders of the Company shall be excluded in connection with the issuance of such shares, rights or purchase obligations. The issuance of such shares, rights or purchase obligations shall be made in accordance with one or more plans, regulations or resolutions to be issued by the Board of Directors or, to the extent delegated to it, the Compensation Committee, and to the extent applicable, taking into account the compensation principles pursuant to Article 29 of these articles of association. The issuance of such shares may be made at a price below the respective stock exchange price and such rights or purchase obligations may be granted below their intrinsic value.

	[3] Die Erklärung über den Erwerb von Aktien gestützt auf diesen Artikel 4c hat auf diesen Artikel 4c hinzuweisen und in einer Form, die den Nachweis durch Text ermöglicht, zu erfolgen. Ein Verzicht auf ein Recht auf Erwerb von Aktien gestützt auf diesen Artikel 4c kann auch formlos oder durch Zeitablauf erfolgen; das gilt auch für den Verzicht auf die Ausübung und den Verfall dieses Rechts.		[3] The declaration of acquisition of shares based on this Article 4c shall refer to this Article 4c and be made in a form that allows proof by text. A waiver of the right to acquire shares based on this Article 4c may also occur informally or by lapse of time; this also applies to the waiver of the exercise and forfeiture of this right.

	[4] Der direkte oder indirekte Erwerb von Aktien gestützt auf diesen Artikel 4c sowie jede nachfolgende Übertragung solcher Aktien unterliegen den Beschränkungen von Artikel 6 dieser Statuten.		[4] The direct or indirect acquisition of shares based on this Article 4c and any subsequent transfer of such shares shall be subject to the restrictions of Article 6 of these articles of association.

	Artikel 4d		Article 4d

Umtausch von Kategorie-B-Aktien	Die Inhaber von Kategorie-B-Aktien können je zehn Kategorie-B-Aktien in eine Kategorie-A-Aktie eintauschen. Der Verwaltungsrat passt jährlich in einem öffentlich zu beurkundenden Beschluss die Statuten an.	Exchange of Class B Shares	Holders of Class B Shares can exchange any ten Class B Shares for one Class A Share. The Board of Directors shall update the articles of association annually in a resolution in the form of a public deed.

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	Artikel 5		Article 5

Aktienzertifikate und Bucheffekten	[1] Die Gesellschaft kann ihre Namenaktien als Wertrechte nach Artikel 973c oder 973d OR, als Bucheffekten im Sinne des Bucheffektengesetzes oder als Einzel- oder Globalurkunden ausgeben. Der Gesellschaft steht es im Rahmen der gesetzlichen Vorgaben frei, ihre in einer dieser Formen ausgegebenen Namenaktien jederzeit und ohne Zustimmung der Aktionäre in eine andere Form umzuwandeln. Die Gesellschaft trägt dafür die Kosten.	Share Certificates and Intermediated Securities	[1] The Company may issue its registered shares as uncertificated securities pursuant to Article 973c or 973d CO, as intermediated securities in the sense of the Federal Act on Intermediated Securities, or in the form of single or global certificates. Subject to applicable law, the Company may convert its registered shares from one form into another form at any time and without the approval of the shareholders. The Company shall bear the cost associated with any such conversion.

	[2] Ein Aktionär hat keinen Anspruch auf Umwandlung von in bestimmter Form ausgegebenen Namenaktien in eine andere Form. Insbesondere hat der Aktionär keinen Anspruch auf die Verbriefung der Mitgliedschaft in einem Wertpapier. Jeder Aktionär kann jedoch von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die von ihm gemäss Aktienbuch gehaltenen Namenaktien verlangen.		[2] A shareholder has no right to request a conversion of the registered shares issued in one form into another form. In particular, the shareholder has no claim to the certification of the membership in a security. Each shareholder may, however, at any time request from the Company a written confirmation of the registered shares held by such shareholder, as reflected in the share register.

	[3] Bucheffekten, denen Namenaktien der Gesellschaft zugrunde liegen, können nicht durch Zession übertragen werden. An diesen Bucheffekten können auch keine Sicherheiten durch Zession bestellt werden.		[3] Intermediated securities based on registered shares of the Company cannot be transferred by way of assignment. A security interest in any such intermediated securities also cannot be granted by way of assignment.

	Artikel 6		Article 6

Aktienbuch, Eintragungsbes chränkungen, Nominees	[1] Die Gesellschaft oder ein von ihr beauftragter Dritter führt für die Namenaktien ein Aktienbuch, in welches die Eigentümer und Nutzniesser mit Namen und Vornamen (bei juristischen Personen die Firma), Adresse und Staatsangehörigkeit (bei juristischen Personen der Sitz) eingetragen werden. Wechselt eine im Aktienbuch eingetragene Person ihre Kontaktdaten, so hat sie dies dem Aktienbuchführer mitzuteilen. Mitteilungen der Gesellschaft gelten als rechtsgültig erfolgt, wenn sie an die im Aktienbuch zuletzt eingetragenen Kontaktdaten des Aktionärs bzw. Zustellungsbevollmächtigten gesendet werden.	Share Register, Nominees	[1] The Company shall maintain, itself or through a third party, a share register for the registered shares that lists the surname and name (the name of the company in case of a legal entity), the address and nationality (the place of incorporation in case of a legal entity) of the shareholders or usufructuaries. A person registered in the share register shall notify the share registrar of any change in contact information. Communications from the Company shall be deemed to have been validly made if sent to the shareholder’s or authorized delivery agent’s last registered contact information in the share register.

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[2] Erwerber von Namenaktien werden auf Gesuch als Aktionäre mit Stimmrecht im Aktienbuch eingetragen, falls sie ausdrücklich erklären, dass sie diese Namenaktien im eigenen Namen und für eigene Rechnung erworben haben, keine Vereinbarung über die Rücknahme oder die Rückgabe entsprechender Aktien besteht und sie das mit den Aktien verbundene wirtschaftliche Risiko tragen.	[2] Persons acquiring registered shares shall be registered in the share register as shareholders with voting rights upon their request if they expressly declare that they have acquired these registered shares in their own name and for their own account, that there is no agreement on the redemption of the relevant shares and that they bear the economic risk associated with the shares.

[3] Der Verwaltungsrat kann einzelne Personen, die im Eintragungsgesuch nicht ausdrücklich die Erklärungen gemäss Absatz 2 dieses Artikels abgeben haben (die Nominees), und mit denen die Gesellschaft eine entsprechende Vereinbarung abgeschlossen hat, bis maximal 3% des im Handelsregister eingetragenen Aktienkapitals als Aktionäre mit Stimmrecht im Aktienbuch eintragen. Über diese Eintragungsgrenze hinaus kann der Verwaltungsrat Nominees mit Stimmrecht im Aktienbuch eintragen, falls die betreffenden Nominees die Namen und Vornamen, Adressen, Staatsangehörigkeit and die Aktienbestände derjenigen Personen offenlegen, für deren Rechnung sie 0.5% oder mehr des im Handelsregister eingetragenen Aktienkapitals halten. Der Verwaltungsrat ist berechtigt, mit Nominees Vereinbarungen über die Meldepflicht abzuschliessen.	[3] The Board of Directors may register individual persons who do not expressly make the declarations pursuant to paragraph 2 of this Article in the registration application (the Nominees), and with whom the Company has concluded a corresponding agreement, as shareholders with voting rights up to a maximum of 3% of the registered share capital entered in the commercial register. Above this registration limit, the Board of Directors may register Nominees with voting rights in the share register if the Nominees disclose the surnames and first names, addresses, nationality and shareholdings of those persons for whose account they hold 0.5% or more of the registered share capital entered in the commercial register. The Board of Directors is authorized to enter into agreements with nominees regarding the reporting obligation.

[4] Juristische Personen und Personengesellschaften oder andere Personenzusammenschlüsse oder Gesamthandsverhältnisse, die untereinander kapital- oder stimmenmässig, durch einheitliche Leitung oder auf andere Weise verbunden sind, sowie natürliche oder juristische Personen oder Personengesellschaften, die im Hinblick auf eine Umgehung der Bestimmungen über Nominees (insbesondere als Syndikat) koordiniert vorgehen, gelten als Nominee im Sinne des vorstehenden Absatzes 3.	[4] Legal entities and partnerships or other associations of persons or joint ownership relationships that are linked to each other by capital or voting rights, by common management or in any other way, as well as natural persons or legal entities or partnerships that act in a coordinated manner with a view to circumventing the provisions on Nominees (in particular as a syndicate), shall be deemed to be a Nominee within the meaning of the preceding paragraph 3.

[5] Der Verwaltungsrat kann nach Anhörung des eingetragenen Aktionärs oder Nominees dessen Eintragung im Aktienbuch mit Rückwirkung auf das Datum der Eintragung streichen, wenn diese durch falsche oder irreführende Angaben zustande gekommen ist. Der	[5] After hearing the registered shareholder or Nominee, the Board of Directors may cancel such person’s registration in the share register with retroactive effect as of the date of registration if such registration was made based on false or

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	Betroffene muss über die Streichung sofort informiert werden.		misleading information. The relevant shareholder or Nominee shall be promptly informed of the cancellation.

	[6] Der Verwaltungsrat regelt die Einzelheiten und trifft die zur Einhaltung der vorstehenden Bestimmungen notwendigen Anordnungen. Der Verwaltungsrat kann in besonderen Fällen Ausnahmen von der Nomineeregelung bewilligen. Der Verwaltungsrat kann seine Aufgaben delegieren.		[6] The Board of Directors shall regulate all details and issue the instructions necessary to ensure compliance with the preceding provisions. In special cases, the Board of Directors may grant exceptions from the rules concerning Nominees. The Board of Directors may delegate its duties.

	Artikel 7		Article 7

Rechtsausübung	[1] Die Gesellschaft anerkennt nur einen Vertreter pro Aktie.	Exercise of Rights	[1] The Company shall only accept one representative per share.

	[2] Das Stimmrecht und die damit zusammenhängenden Rechte können der Gesellschaft gegenüber von einem Aktionär, Nutzniesser oder Nominee jeweils nur in dem Umfang ausgeübt werden, wie dieser mit Stimmrecht im Aktienbuch eingetragen ist.		[2] The voting right and the rights associated therewith may be exercised vis-à-vis the Company by a shareholder, usufructuary or Nominee only to the extent that such person is registered in the share register with voting rights.

	Artikel 7a		Article 7a

Opting-up	[1] Dieser Artikel 7a findet Anwendung auf Beteiligungspapiere an der Gesellschaft, die direkt oder indirekt gehalten oder erworben werden von John C. Malone, seinen Angehörigen (insbesondere Nachkommen und Ehegatten) oder von Trusts, Stiftungen und ähnlichen Strukturen, die von oder für solche Personen errichtet wurden, einschliesslich deren Rechtsnachfolger (nachfolgend die Malone-Aktionäre). Dieser Artikel 7a findet ferner Anwendung auf Beteiligungspapiere an der Gesellschaft, die direkt oder indirekt gehalten oder erworben werden von Michael T. Fries, seinen Angehörigen (insbesondere Nachkommen und Ehegatten) oder von Trusts, Stiftungen und ähnlichen Strukturen, die von oder für solche Personen errichtet wurden, einschliesslich deren Rechtsnachfolger (nachfolgend die Fries-Aktionäre).	Opting up	[1] This Article 7a applies to equity securities of the Company that are held or acquired directly or indirectly by John C. Malone, his relatives (including, without limitation, descendants and spouse) or by trusts, foundations, and similar structures established by or for such persons, including their legal successors (hereinafter the Malone Shareholders). This Article 7a also applies to equity securities of the Company that are held or acquired directly or indirectly by Michael T. Fries, his relatives (including, without limitation, descendants and spouse), or by trusts, foundations and other similar structures established by or for such persons, including their legal successors (hereinafter the Fries Shareholders).

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	[2] Die Malone-Aktionäre und die Fries-Aktionäre sowie mit ihnen in gemeinsamer Absprache handelnde Personen sind von der Pflicht zur Unterbreitung eines Übernahmeangebots gemäss Artikel 135 des Bundesgesetzes über die Finanzmarktinfrastrukturen und das Marktverhalten im Effekten- und Derivatehandel vom 19. Juni 2015 (FinfraG) befreit, wenn sie untereinander oder anderweitig Beteiligungspapiere an der Gesellschaft erwerben oder veräussern oder anderweitig den Grenzwert von 33 1⁄3 Prozent der Stimmrechte der Gesellschaft überschreiten oder in gemeinsamer Absprache handeln, solange die von den Malone-Aktionären und den Fries-Aktionären sowie von in gemeinsamer Absprache mit ihnen handelnden Personen insgesamt direkt oder indirekt gehaltenen Beteiligungspapiere 45 Prozent der Stimmrechte der Gesellschaft nicht überschreiten.		[2] The Malone Shareholders and the Fries Shareholders, as well as persons acting in concert with them, are exempt from the obligation to make a takeover offer pursuant to Article 135 of the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of June 19, 2015 (FinMIA), if they acquire or dispose of equity securities of the Company among themselves or otherwise, or if they otherwise exceed the threshold of 33 1⁄3 percent of the voting rights of the Company or act in concert, as long as the total direct or indirect holdings of equity securities by the Malone Shareholders and the Fries Shareholders, as well as persons acting in concert with them, do not exceed 45 percent of the voting rights of the Company.

[3] Absatz 2 gilt nicht für Personen, die von Malone-Aktionären und/oder Fries-Aktionären und/oder auf andere Weise direkt oder indirekt oder in gemeinsamer Absprache mit Dritten Beteiligungspapiere erwerben und damit zusammen mit Beteiligungspapieren, die sie bereits besitzen, den Grenzwert von 33 1⁄3 Prozent der Stimmrechte der Gesellschaft überschreiten.

[3] Paragraph 2 does not apply to persons who acquire equity securities from Malone Shareholders and/or Fries Shareholders and/or in any other way directly or indirectly or in concert with third parties, and thereby, together with equity securities they already own, exceed the threshold of 33 1⁄3 percent of the voting rights of the Company.

	Abschnitt 3 Organe		Section 3 Corporate Bodies

	A. Die Generalversammlung		A. The Shareholders’ Meeting

	Artikel 8		Article 8

Befugnisse der Generalversammlung	[1] Die Generalversammlung der Aktionäre ist das oberste Organ der Gesellschaft.	Powers of the Shareholders’ Meeting	[1] The Shareholders’ Meeting is the supreme corporate body of the Company.

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[2] Der Generalversammlung stehen folgende unübertragbare Befugnisse zu:	[2] The Shareholders’ Meeting shall have the following inalienable powers:

1. die Festsetzung und Änderung dieser Statuten;	1. the adoption and amendment of these articles of association;

2. die Wahl und Abberufung der Mitglieder des Verwaltungsrates, des Präsidenten des Verwaltungsrates und der Mitglieder des Vergütungsausschusses;	2. the election and dismissal of the members of the Board of Directors, the Chairperson of the Board of Directors and the members of the Compensation Committee;

3. die Wahl und Abberufung der Revisionsstelle;	3. the election and dismissal of the Auditors;

4. die Wahl und Abberufung des unabhängigen Stimmrechtsvertreters;	4. the election and dismissal of the independent voting rights representative;

5. die Genehmigung des Lageberichtes und der Konzernrechnung;	5. the approval of the annual management report and the consolidated financial statements;

6. die Genehmigung der Jahresrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende;	6. the approval of the annual financial statements as well as the resolution on the allocation of profit shown on the balance sheet, in particular the determination of dividends;

7. die Festsetzung der Zwischendividende und die Genehmigung des dafür erforderlichen Zwischenabschlusses;	7. the determination of interim dividends and the approval of the interim financial statements required for this purpose;

8. die Beschlussfassung über die Rückzahlung der gesetzlichen Kapitalreserve;	8. the resolution on the repayment of the statutory capital reserve;

9. die Entlastung der Mitglieder des Verwaltungsrates und der mit der Geschäftsführung betrauten Personen;	9. the discharge from liability of the members of the Board of Directors and the persons entrusted with management;

10. die Genehmigung der Vergütungen des Verwaltungsrates und der Geschäftsleitung gemäss Artikel 27 dieser Statuten;	10. the approval of the compensation of the Board of Directors and of the Executive Committee pursuant to Article 27 of these articles of association;

11. die Dekotierung der Beteiligungspapiere der Gesellschaft;	11. the delisting of the Company’s equity securities;

12. die Genehmigung des Berichts über nichtfinanzielle Belange nach Artikel 964c OR; und	12. the approval of the report on non-financial matters pursuant to article 964c CO; and

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13.  die Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder diese Statuten vorbehalten sind oder ihr, vorbehältlich Artikel 716a OR, durch den Verwaltungsrat vorgelegt werden.

13.  the adoption of resolutions on matters that are reserved to the Shareholders’ Meeting by law or these articles of association or that are, subject to article 716a CO, submitted to the Shareholders’ Meeting by the Board of Directors.

	Artikel 9		Article 9

Ordentliche und ausserordentliche Generalversam mlungen	[1] Die ordentliche Generalversammlung findet jährlich innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres der Gesellschaft statt.	Annual and Extraordinary General Meeting	[1] The Annual General Meeting shall be held each year within six months of the close of the financial year of the Company.

	[2] Ausserordentliche Generalversammlungen finden statt, sofern		[2] Extraordinary General Meetings shall be held if

	(a) der Verwaltungsrat oder die Revisionsstelle es für angezeigt erachten;		(a) the Board of Directors or the Auditors deem it appropriate;

	(b) es eine Generalversammlung beschliesst; oder		(b) so resolved by a Shareholders’ Meeting; or

(c)   Aktionäre, die alleine oder zusammen über mindestens 5 Prozent des Aktienkapitals oder der Stimmen verfügen, dies gemeinsam schriftlich unter Angabe des Verhandlungsgegenstandes und des Antrages, und bei Wahlen der Namen der vorgeschlagenen Kandidaten, verlangen.

(c)   shareholders who hold, alone or together, shares representing at least 5 percent of the share capital or votes so request in writing, indicating the matters to be discussed and the corresponding proposals and, in case of elections, the names of the nominated candidates.

	Artikel 10		Article 10

Einberufung	[1] Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls die Revisionsstelle, mindestens 20 Kalendertage vor dem Versammlungstag einberufen. Das Einberufungsrecht steht auch den Liquidatoren und den Vertretern der Anleihensgläubiger zu.	Notice	[1] Notice of a Shareholders’ Meeting shall be given by the Board of Directors or, if necessary, by the Auditors, at least 20 calendar days prior to the date of the meeting. Liquidators and representatives of bondholders are also entitled to call a Shareholders’ Meeting.

	[2] Die Einberufung zur Generalversammlung erfolgt durch einmalige Bekanntmachung gemäss Artikel 37 dieser Statuten.		[2] Notice of the Shareholders’ Meeting shall be given by way of a single announcement pursuant to Article 37 of these articles of association.

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	[3] Mindestens 20 Kalendertage vor der ordentlichen Generalversammlung sind den Aktionären der Geschäftsbericht, der Vergütungsbericht und die Revisionsberichte sowie der Bericht über die nichtfinanziellen Belange nach Artikel 964c OR zugänglich zu machen.		[3] The annual report, the compensation report and the Auditors’ reports as well as the report on non-financial matters pursuant to article 964c CO shall be made available to the shareholders at least 20 calendar days prior to the Annual General Meeting.

	[4] In der Einberufung sind bekanntzugeben:		[4] The notice shall include:

	1. Datum, Beginn, Ende, Art und Ort der Generalversammlung;		1. date, beginning, ending, mode and venue of the Shareholders’ Meeting;

	2. die Verhandlungsgegenstände;		2. the agenda;

	3. die Anträge des Verwaltungsrates samt kurzer Begründung;		3. the proposals of the Board of Directors together with a brief statement of the reasons;

	4. gegebenenfalls die Anträge der Aktionäre samt kurzer Begründung; und		4. proposals of the shareholders, if any, together with a brief statement of the reasons; and

	5. der Name und die Adresse des unabhängigen Stimmrechtsvertreters.		5. name and address of the independent voting rights representative.

	Artikel 11		Article 11

Traktandierung	[1] Aktionäre, die alleine oder zusammen über mindestens 0.5 Prozent des Aktienkapitals oder der Stimmen verfügen, können die Traktandierung eines Verhandlungsgegenstandes oder die Aufnahme eines Antrages zu einem Verhandlungsgegenstand in die Einberufung der Generalversammlung verlangen. Ein solches Gesuch muss der Gesellschaft mindestens 60 Kalendertage vor der Versammlung schriftlich unter Angabe des Verhandlungsgegenstandes und des Antrags oder der Anträge zugehen.	Agenda	[1] Shareholders who, alone or together, hold at least 0.5 percent of the share capital or the votes may request that an item be included on the agenda or that a proposal relating to an agenda item be included in the notice convening the Shareholders’ Meeting. Such a request must be received by the Company in writing at least 60 calendar days prior to the Shareholders’ Meeting, specifying the agenda item and the proposal or proposals.

	[2] Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen kann die Generalversammlung keine Beschlüsse fassen; ausgenommen sind hiervon jedoch an einer Generalversammlung gestellte Anträge auf		[2] No resolutions may be passed at a Shareholders’ Meeting on proposals concerning agenda items for which proper notice was not given; this provision shall not apply, however,

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	Einberufung einer ausserordentlichen Generalversammlung oder auf Durchführung einer Sonderuntersuchung.		to proposals made during a Shareholders’ Meeting to convene an Extraordinary General Meeting or to initiate a special investigation.

	[3] Zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung bedarf es keiner vorgängigen Ankündigung.		3 No prior notice is required to bring proposals related to items already on the agenda or for the discussion of matters on which no resolution is to be taken.

	Artikel 12		Article 12

Tagungsort	[1] Der Verwaltungsrat bestimmt den Tagungsort der Generalversammlung, welche in der Schweiz oder im Ausland durchgeführt werden kann.	Venue	[1] The Board of Directors shall determine the venue of the Shareholders’ Meeting, which may be held in or outside Switzerland.

	[2] Der Verwaltungsrat kann bestimmen, dass die Generalversammlung an verschiedenen Orten gleichzeitig durchgeführt wird, sofern die Voten der Teilnehmer unmittelbar in Bild und Ton an sämtliche Tagungsorte übertragen werden, und/oder dass die Aktionäre, die nicht am Tagungsort (oder einem der Tagungsorte) der Generalversammlung anwesend sind, ihre Rechte auf elektronischem Weg ausüben können.		[2] The Board of Directors can determine that the Shareholders’ Meeting be held simultaneously at different locations, provided that the contributions of the participants are transmitted directly in video and audio to all venues, and/or that shareholders, who are not present at the venue (or one of the venues) of the Shareholders’ Meeting may exercise their rights by electronic means.

	[3] Alternativ kann der Verwaltungsrat vorsehen, dass die Generalversammlung auf elektronischem Weg ohne Tagungsort durchgeführt wird.		[3] Alternatively, the Board of Directors may provide that the Shareholders’ Meeting will be held by electronic means without a venue.

	Artikel 13		Article 13

Vorsitz der Generalversammlung, Stimmenzähler, Protokoll	[1] Der Präsident des Verwaltungsrates führt den Vorsitz in der Generalversammlung. Bei seiner Abwesenheit führt der Vizepräsident des Verwaltungsrates, ein anderes Mitglied oder eine vom Verwaltungsrat bezeichnete Person den Vorsitz. Steht kein Mitglied des Verwaltungsrates zur Verfügung und hat der Verwaltungsrat keinen Vertreter bezeichnet, so wird der Vorsitzende von der Generalversammlung gewählt.	Chairperson, Vote Counters, Minutes	[1] The Chairperson of the Board of Directors shall chair the Shareholders’ Meeting. In their absence, the Vice-Chairperson of the Board of Directors, another member or a person designated by the Board of Directors shall chair the Shareholders’ Meeting. If no member of the Board of Directors is available and no other person has been designated by the Board of Directors, the acting chair shall be elected by the Shareholders’ Meeting.

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	[2] Der Vorsitzende der Generalversammlung hat sämtliche Leitungsbefugnisse, die für die ordnungsgemässe Durchführung der Generalversammlung nötig und angemessen sind.		[2] The acting chair of the Shareholders’ Meeting shall have all powers and authority necessary and appropriate for the orderly conduct of the Shareholders’ Meeting.

	[3] Der Vorsitzende der Generalversammlung bezeichnet einen Protokollführer und den oder die Stimmenzähler, die alle nicht Aktionäre sein müssen. Das Protokoll ist vom Vorsitzenden und vom Protokollführer zu unterzeichnen.		[3] The acting chair of the Shareholders’ Meeting shall appoint the minute keeper and the vote counter(s), none of whom need be shareholders. The minutes shall be signed by the acting chair and the minute keeper.

	[4] Die Beschlüsse und Wahlergebnisse sind unter Angabe der genauen Stimmenverhältnisse innerhalb von 15 Kalendertagen nach der Generalversammlung auf elektronischem Weg zugänglich zu machen; jeder Aktionär kann verlangen, dass ihm das Protokoll innerhalb von 30 Kalendertagen nach der Generalversammlung zugänglich gemacht wird.		[4] The resolutions and election results shall be made available electronically within 15 calendar days after the Shareholders’ Meeting, stating the exact proportion of votes; each shareholder may request that the minutes be made available to him within 30 calendar days after the Shareholders’ Meeting.

	Artikel 14		Article 14

Stimmrecht, Vertretung	[1] Jede Aktie berechtigt zu einer Stimme. Das Stimmrecht untersteht den Bedingungen von Artikel 6 und 7 dieser Statuten.	Voting Rights, Representation	[1] Each share shall convey the right to one vote. The voting rights are subject to the conditions of Articles 6 and 7 of these articles of association.

	[2] Der Verwaltungsrat erlässt die Verfahrensvorschriften über die Teilnahme und Vertretung an der Generalversammlung und regelt die Anforderungen an Vollmachten und Weisungen. Ein Aktionär kann sich an der Generalversammlung durch den unabhängigen Stimmrechtsvertreter, seinen gesetzlichen Vertreter oder mittels schriftlicher Vollmacht durch einen anderen Bevollmächtigten, der nicht Aktionär zu sein braucht, vertreten lassen. Alle von einem Aktionär gehaltenen Aktien können nur von einer Person vertreten werden.		[2] The Board of Directors shall establish the rules regarding the participation in and representation at the Shareholders’ Meeting and determine the requirements as to proxies and instructions. A shareholder may be represented at the Shareholders’ Meeting by the independent voting rights representative, their legal representative or, by means of a written proxy, by any other proxy who need not be a shareholder. All shares held by a shareholder may only be represented by one person.

	[3] Die Generalversammlung wählt den unabhängigen Stimmrechtsvertreter für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.		[3] The Shareholders’ Meeting shall elect the independent voting rights representative for a term of office until completion of the next Annual General Meeting. Re-election is possible.

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	[4] Hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter, wird dieser für die nächste Generalversammlung vom Verwaltungsrat bezeichnet.		4 If the Company does not have an independent voting rights representative, the Board of Directors shall appoint the independent voting rights representative for the next Shareholders’ Meeting.

	Artikel 15		Article 15

Beschlüsse, Wahlen	[1] Die Generalversammlung beschliesst und wählt mit der Mehrheit der vertretenen Aktienstimmen, soweit es das Gesetz oder diese Statuten nicht anders bestimmen.	Resolutions, Elections	[1] The Shareholders’ Meeting shall pass its resolutions and decide its elections by the majority of the votes represented, unless required otherwise by law or these articles of association.

	[2] Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Stimmen und die Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist insbesondere erforderlich für:		[2] At least two thirds of the votes represented and the majority of the par value of shares represented shall be required for the Shareholders’ Meeting to adopt resolutions on the following matters in particular:

	1. die Änderung des Gesellschaftszwecks;		1. the amendment of the business purpose of the Company;

	2. die Zusammenlegung von Aktien;		2. the combination of shares;

	3. die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlagen oder durch Verrechnung mit einer Forderung und die Gewährung von besonderen Vorteilen;		3. a capital increase through the conversion of equity surplus, against contributions in kind or by set-off against a claim and the granting of special privileges;

	4. die Einschränkung oder Aufhebung des Bezugsrechts;		4. the limitation or withdrawal of subscription rights;

	5. die Einführung eines bedingten Kapitals oder die Einführung eines Kapitalbands;		5. the introduction of conditional capital or the introduction of a capital range;

	6. die Beschränkung der Übertragbarkeit von Namenaktien;		6. the restriction of the transferability of registered shares;

	7. die Einführung von Stimmrechtsaktien;		7. the introduction of shares with privileged voting rights;

	8. den Wechsel der Währung des Aktienkapitals;		8. the change of currency of the share capital;

	9. die Einführung des Stichentscheids des Vorsitzenden in der Generalversammlung;		9. the introduction of the casting vote of the acting chair in the Shareholders’ Meeting;

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10. eine Statutenbestimmung zur Durchführung der Generalversammlung im Ausland;	10. a provision in the articles of association concerning the conduct of a Shareholders’ Meeting abroad;

11. die Dekotierung der Beteiligungspapiere der Gesellschaft;	11. the delisting of the Company’s equity securities;

12. die Verlegung des Sitzes der Gesellschaft;	12. the relocation of the place of incorporation of the Company;

13. die Einführung einer statutarischen Schiedsklausel;	13. the introduction of an arbitration clause in the articles of association;

14. Fusionen, Spaltungen und Umwandlungen nach dem Fusionsgesetz; und	14. mergers, demergers and conversions pursuant to the Swiss Merger Act; and

15. die Auflösung der Gesellschaft.	15. the dissolution of the Company.

[3] Zusätzlich zur nach Artikel 15 Absatz 1 bzw. Artikel 15 Absatz 2 erforderlichen Mehrheit erfordern die folgenden Beschlüsse die Annahme durch die Mehrheit der vertretenen Stimmen der Kategorie-B-Aktien:	[3] In addition to the majority required by Article 15 paragraph 1 or Article 15 paragraph 2, as applicable, the adoption of the following resolutions requires the approval of the majority of the votes of the Class B Shares represented:

1. die Änderung der mit den Aktien verbundenen Stimm-oder Vermögensrechte;	1. the variation of voting or economic rights attaching to shares;

2. die Zerlegung oder die Zusammenlegung von Aktien in einem für die Kategorie-A-Aktien und Kategorie-B-Aktien unterschiedlichen Verhältnis;	2. the split or combination of shares by any ratio that is not the same as for Class A Shares and Class B Shares;

3. ordentliche Kapitalerhöhungen oder -herabsetzungen;	3. ordinary capital increases or decreases;

4. die Einführung eines bedingten Kapitals oder eines Kapitalbandes oder die Änderung von Statutenbestimmungen über bedingtes Kapital oder ein Kapitalband;	4. the introduction of conditional capital or a capital range or the variation of provisions of these articles of association governing conditional capital or a capital range;

5. die Beschränkung der Übertragbarkeit von Namenaktien und die Aufhebung einer solchen Beschränkung;	5. the restriction of the transferability of registered shares and the cancellation of such a restriction;

6. die Einführung von Stimmrechtsaktien sowie die Erhöhung der Anzahl solcher Stimmrechtsaktien, ausser es werden im gleichen Verhältnis Aktien ohne Stimmrechtsprivileg ausgegeben;	6. the introduction of shares with privileged voting rights and the increase in the number of such shares with privileged voting rights, except where shares without

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privileged voting rights are issued in the same proportion;

7.  die Festsetzung von Ausschüttungen von Aktien der Gesellschaft, es sei denn, die Inhaber von Kategorie-A-Aktien erhalten Kategorie-A-Aktien und die Inhaber von Kategorie-B-Aktien erhalten Kategorie-B-Aktien in demselben Verhältnis;

7.  the determination of any distribution of shares of the Company except where holders of Class A Shares receive Class A Shares and holders of Class B Shares receive Class B Shares in the same proportion;

8.  die Festsetzung von Ausschüttungen von Beteiligungspapieren der Gesellschaft, die keine Aktien sind, oder von Beteiligungspapieren Dritter, es sei denn, (i) die Inhaber jeder Aktienkategorie erhalten dieselbe Kategorie von Beteiligungspapieren oder (ii) die Inhaber von Kategorie-B-Aktien erhalten Beteiligungspapiere mit höherem Stimmrecht als die Inhaber von Kategorie-A-Aktien;

8.  the determination of any distribution of securities of the Company other than shares, or of securities of any third party, except where (i) holders of each share class receive the same class of securities or (ii) holders of Class B Shares receive higher voting securities than holders of Class A Shares;

9. die Dekotierung von Kategorie-B-Aktien;	9. the delisting of Class B Shares;

10. Fusionen, Spaltungen und Umwandlungen nach dem Fusionsgesetz;	10. mergers, demergers and conversions pursuant to the Swiss Merger Act;

11. die Veräusserung aller oder im Wesentlichen aller Vermögenswerte der Gesellschaft;	11. the disposal of all or substantially all assets of the Company;

12. die Auflösung der Gesellschaft; und	12. the dissolution of the Company; and

13.  die Änderung oder Aufhebung der folgenden Bestimmungen dieser Statuten, mit Ausnahme redaktioneller Änderungen, die ihren Inhalt im Ergebnis nicht verändern: Artikel 4d, Artikel 6, Artikel 7a, dieser Artikel 15, Artikel 16, Artikel 19 und Artikel 38.

13.  the amendment or repeal of the following provisions of these articles of association, with the exception of editorial amendments that do not effectively change their content: Article 4d, Article 6, Article 7a, this Article 15, Article 16, Article 19 and Article 38.

[4] Der Vorsitzende der Generalversammlung bestimmt, ob Abstimmungen und Wahlen offen, schriftlich oder elektronisch erfolgen. Der Vorsitzende kann eine Abstimmung oder Wahl jederzeit wiederholen lassen, sofern nach seiner Meinung Zweifel am Abstimmungsergebnis bestehen; in diesem Fall gilt die vorausgegangene Abstimmung oder Wahl als nicht geschehen.	[4] The acting chair of the Shareholders’ Meeting shall determine whether resolutions and elections are to be taken by open ballot, in writing or electronically. The acting chair may at any time order that a resolution or election be repeated if he considers the vote to be in doubt; the resolution or election previously held shall then be deemed not to have taken place.

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	[5] Wird nach dem ersten Wahlgang die Mindestzahl Verwaltungsratsmitglieder nach Artikel 16 dieser Statuten nicht erreicht, ordnet der Vorsitzende der Generalversammlung einen zweiten Wahlgang an, in dem das relative Mehr der abgegebenen Stimmen entscheidet.		5 If, after the first vote, the minimum number of members of the Board of Directors pursuant to Article 16 of these articles of association is not achieved, the acting chair of the Shareholders’ Meeting shall order a second vote in which a relative majority of the votes cast shall be decisive.

	B. Der Verwaltungsrat		B. The Board of Directors

	Artikel 16		Article 16

Anzahl Verwaltungsrat smitglieder	[1] Der Verwaltungsrat besteht aus mindestens drei und höchstens neun Mitgliedern.	Number of Members of the Board of Directors	[1] The Board of Directors shall consist of not less than three and not more than nine members.

	[2] Jede Aktionärskategorie hat Anspruch auf Wahl eines Vertreters in den Verwaltungsrat.		[2] Each share class is entitled to elect one representative to the Board of Directors.

	Artikel 17		Article 17

Wahl und Amtsdauer	[1] Die Generalversammlung wählt die Mitglieder des Verwaltungsrates und den Präsidenten des Verwaltungsrates einzeln für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.	Election and Term of Office	[1] The Shareholders’ Meeting shall elect the members of the Board of Directors and the Chairperson of the Board of Directors individually and for a term of office until the completion of the next Annual General Meeting. Re-election is possible.

	[2] Ist das Präsidium des Verwaltungsrates vakant, bezeichnet der Verwaltungsrat für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung aus seiner Mitte einen Präsidenten.		[2] If the office of the Chairperson of the Board of Directors is vacant, the Board of Directors shall appoint a new Chairperson from among its members for a term of office extending until completion of the next Annual General Meeting.

	Artikel 18		Article 18

Organisation des Verwaltungsrates	[1] Vorbehältlich der Wahl des Präsidenten und der Mitglieder des Vergütungsausschusses durch die Generalversammlung konstituiert sich der Verwaltungsrat selbst. Der Verwaltungsrat kann unter anderem einen oder mehrere Vizepräsidenten wählen sowie einen Sekretär	Organization of the Board of Directors	[1] Except for the election of the Chairperson of the Board of Directors and the members of the Compensation Committee by the Shareholders’ Meeting, the Board of Directors shall constitute itself. The Board of Directors may, among other functions, elect one or several Vice-Chairpersons and

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	bezeichnen, der nicht Mitglied des Verwaltungsrates sein muss.		appoint a secretary who need not be member of the Board of Directors.

	[2] Der Verwaltungsrat ordnet im Übrigen und vorbehältlich Artikel 20 f. dieser Statuten seine Organisation und Beschlussfassung durch ein Organisationsreglement.		[2] Subject to Articles 20 et seq. of these articles of association, the Board of Directors shall regulate its organization and the adoption of resolutions in the organizational regulations.

	Artikel 19		Article 19

Ersatz der Auslagen, Schadloshaltung	[1] Die Mitglieder des Verwaltungsrates haben Anspruch auf Ersatz sämtlicher ihrer im Interesse der Gesellschaft aufgewendeten Auslagen.	Reimbursement of Expenses, Indemnification	[1] The members of the Board of Directors shall be entitled to the reimbursement of all expenses incurred in the interest of the Company.

	[2] Soweit nicht von einer Versicherungsdeckung erfasst oder durch Dritte bezahlt, hält die Gesellschaft im vollen gesetzlich zulässigen Umfang gegenwärtige und ehemalige Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie deren Erben, Konkurs- oder Nachlassmassen (die Schadlosgehaltenen Personen) für Schäden, Verluste und Kosten aus drohenden, hängigen oder abgeschlossenen Klagen, Verfahren oder Untersuchungen zivil-, straf- oder verwaltungsrechtlicher oder anderer Natur schadlos, welche ihnen oder anderen Schadlosgehaltenen Personen entstehen (i) aufgrund der Tatsache, dass sie Mitglied des Verwaltungsrates oder der Geschäftsleitung der Gesellschaft sind oder waren oder für oder auf Aufforderung der Gesellschaft als Mitglied des Verwaltungsrates (oder eines gleichwertigen Organs), der Geschäftsleitung oder als Arbeitnehmer oder Agent eines anderen Unternehmens, einer anderen Gesellschaft, einer nicht-rechtsfähigen Personengesellschaft oder eines Trusts sind oder waren, oder (ii) aufgrund von tatsächlichen oder		[2] To the extent not included in insurance coverage or paid by third parties, the Company shall indemnify and hold harmless, to the fullest extent permitted by law, current and former members of the Board of Directors and Executive Committee, and their heirs, executors and administrators (Indemnified Persons), from and against all threatened, pending or completed actions, suits or proceedings – whether civil, criminal, administrative or investigative – and all costs, charges, losses, damages and expenses which they or any other Indemnified Persons shall or may incur or sustain (i) by reason of the fact that they are or were a member of the Board of Directors or Executive Committee of the Company or are or were serving, for or at the direction of the Company, as a director (or member of an equivalent corporate body), member of the executive management, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) by reason of any actual or alleged actions, consents or omissions in connection with the discharge of their duties or alleged duties in such a capacity. This
	behaupteten Handlungen, Zustimmungen oder Unterlassungen im Zusammenhang mit der Ausübung ihrer Pflichten oder behaupteten Pflichten in einer solchen Funktion. Diese Pflicht zur Schadloshaltung besteht nicht, soweit die Schadlosgehaltene Person ihre gesetzlichen Pflichten als		indemnification obligation shall not extend to any matter in which the Indemnified Person has intentionally or grossly negligently breached their statutory duties as a member of the Board of Directors or Executive Committee.

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Mitglied des Verwaltungsrates oder der Geschäftsleitung absichtlich oder grobfahrlässig verletzt hat.

	[3] Ohne Absatz 2 dieses Artikels 19 einzuschränken, bevorschusst die Gesellschaft Schadlosgehaltenen Personen Gerichts- und Anwaltskosten, soweit diese nicht von einer Versicherungsdeckung erfasst oder durch Dritte bevorschusst werden. Die Gesellschaft kann solche Vorschüsse zurückfordern, wenn ein zuständiges Gericht oder eine zuständige Verwaltungsbehörde in einem rechtskräftigen Urteil bzw. Entscheid zum Schluss kommt, dass die Schadlosgehaltene Person ihre Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung absichtlich oder grobfahrlässig verletzt hat.		[3] Without limiting paragraph 2 of this Article 19, the Company shall advance costs and expenses indemnifiable thereunder to Indemnified Persons to the extent not included in insurance coverage or advanced by third parties. The Company may however recover such advanced costs if the Indemnified Person is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of their statutory duties as a member of the Board of Directors or Executive Committee.

	Artikel 20		Article 20

Einberufung, Beschlussfassung, Protokoll	[1] Sitzungen des Verwaltungsrates werden vom Präsidenten oder im Falle seiner Verhinderung vom Vizepräsidenten oder einem anderen Mitglied des Verwaltungsrates einberufen, so oft dies als notwendig erscheint oder wenn ein Mitglied es schriftlich oder per E-Mail oder einer anderen Art der elektronischen Übermittlung unter Angabe der Gründe verlangt.	Convening of Meetings, Resolutions, Minutes	[1] The Board of Directors shall meet at the invitation of its Chairperson or, failing him, of the Vice-Chairperson or of another member of the Board of Directors as often as the business of the Company shall require or if a member requests it in writing or via e-mail or another form of electronic communication, indicating the reasons.

	[2] Sofern das vom Verwaltungsrat erlassene Organisationsreglement nichts Anderes festlegt, ist zur Beschlussfähigkeit des Verwaltungsrates die Anwesenheit der Mehrheit seiner Mitglieder erforderlich. Kein Präsenzquorum ist erforderlich für die Anpassungs- und Feststellungsbeschlüsse des Verwaltungsrates im Zusammenhang mit Kapitalveränderungen.		[2] Unless the organizational regulations adopted by the Board of Directors provide otherwise, the Board of Directors shall only have a quorum if the majority of the members of the Board of Directors is present. No attendance quorum shall be required for resolutions of the Board of Directors providing for the amendment and ascertainment of capital changes.

	[3] Sofern das vom Verwaltungsrat erlassene Organisationsreglement nichts Anderes festlegt, fasst der Verwaltungsrat seine Beschlüsse mit der Mehrheit der abgegebenen Stimmen. Bei Stimmengleichheit hat der Vorsitzende keinen Stichentscheid.		[3] Unless the organizational regulations adopted by the Board of Directors provide otherwise, the Board of Directors shall adopt its resolutions by a majority of votes cast. In the event of a tie, the acting chair shall have no casting vote.

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	[4] Beschlüsse können auch auf schriftlichem Weg oder in elektronischer Form gefasst werden, sofern nicht ein Mitglied mündliche Beratung verlangt.		[4] Resolutions may also be adopted by way of written consent or electronically, unless a member requests discussion thereof.

	[5] Die Beschlüsse sind in einem Protokoll festzuhalten, das vom Vorsitzenden und dem Protokollführer zu unterzeichnen ist.		[5] The decisions of the Board of Directors shall be recorded in minutes to be signed by the acting chair and the minute keeper.

	Artikel 21		Article 21

Befugnisse des Verwaltungsrates	[1] Der Verwaltungsrat kann in allen Angelegenheiten Beschluss fassen, die nicht nach Gesetz, diesen Statuten oder einem Reglement einem anderen Organ der Gesellschaft übertragen sind.	Powers of the Board of Directors	[1] The Board of Directors may pass resolutions with respect to all matters which are not delegated to another corporate body of the Company by law, by these articles of association or by regulations.

	[2] Er hat folgende unübertragbare und unentziehbare Aufgaben:		[2] It shall have the following non-transferable and inalienable duties:

	1. die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen;		1. the ultimate management of the Company and the issuance of necessary instructions;

	2. die Festlegung der Organisation der Gesellschaft;		2. the determination of the organization of the Company;

	3. die Ausgestaltung des Rechnungswesens, der Finanzkontrolle und der Finanzplanung;		3. the structuring of the accounting system, of the financial controls and of the financial planning;

	4. die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung der Gesellschaft betrauten Personen und die Regelung der Zeichnungsberechtigung;		4. the appointment and dismissal of the persons entrusted with management and representation of the Company, and issuance of rules on the signature authority;

	5. die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, dieser Statuten, der Reglemente und Weisungen;		5. the ultimate supervision of the persons entrusted with management, in particular in view of compliance with the law, these articles of association, regulations and directives;

6.  die Erstellung des Geschäftsberichtes, des Vergütungsberichtes sowie gegebenenfalls des Berichts über nichtfinanzielle Belange nach Artikel 964c OR und aller anderer gesetzlich vorgeschriebener Berichte;

6. the preparation of the annual report, the compensation report and, if applicable, the report on non-financial matters pursuant to article 964c CO and any other reports as required by law;

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	7. die Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse;		7. the preparation of the Shareholders’ Meeting and the implementation of its resolutions;

8.  die Beschlussfassung über die Veränderung des Aktienkapitals und den Wechsel der Währung, soweit diese in der Kompetenz des Verwaltungsrates liegt, sowie die Beschlussfassung über die Feststellung von Kapitalveränderungen, die Erstellung des Kapitalerhöhungsberichts und die Vornahme der entsprechenden Statutenänderungen (einschliesslich Löschungen);

8.  the adoption of resolutions on the change of the share capital or the currency of the share capital, to the extent that such power is vested in the Board of Directors, and the ascertainment of capital changes, the preparation of the report on the capital increase, and the respective amendments of the articles of association (including deletions);

	9. die gemäss Fusionsgesetz unübertragbaren und unentziehbaren Aufgaben und Befugnisse des Verwaltungsrates;		9. the non-transferable and inalienable duties and powers of the Board of Directors pursuant to the Swiss Merger Act;

	10. die Einreichung eines Gesuchs um Nachlassstundung und die Benachrichtigung des Gerichts im Falle der Überschuldung; und		10. the submission of a petition for debt-restructuring moratorium and the notification of the court in case of over-indebtedness; and

	11. andere durch Gesetz oder diese Statuten dem Verwaltungsrat vorbehaltene Aufgaben und Befugnisse.		11. other powers and duties reserved to the Board of Directors by law or these articles of association.

	3 Im Übrigen kann der Verwaltungsrat die Geschäftsführung sowie die Vertretung der Gesellschaft im Rahmen dieser Statuten und der gesetzlichen Bestimmungen durch Erlass eines Organisationsreglements oder durch einen Beschluss ganz oder teilweise an einzelne oder mehrere seiner Mitglieder oder an Dritte übertragen.		3 In all other respects, the Board of Directors may delegate in whole or in part the management and the representation of the Company within the framework set forth by these articles of association and the law to one or several of its members or to third parties by establishing organizational regulations or by adopting a resolution.

	C. Der Vergütungsausschuss		C. The Compensation Committee

	Artikel 22		Article 22

Anzahl Mitglieder	Der Vergütungsausschuss besteht aus mindestens zwei und höchstens vier Mitgliedern des Verwaltungsrates.	Number of Members	The Compensation Committee shall consist of no less than two and no more than four members of the Board of Directors.

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	Artikel 23		Article 23

Wahl und Amtsdauer	[1] Die Generalversammlung wählt die Mitglieder des Vergütungsausschusses einzeln für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.	Election and Term of Office	[1] The Shareholders’ Meeting shall elect the members of the Compensation Committee individually for a term of office until the completion of the next Annual General Meeting. Re-election is possible.

	[2] Scheiden ein oder mehrere Mitglieder aus oder ist der Vergütungsausschuss nicht vollständig besetzt, kann der Verwaltungsrat bis zum Abschluss der nächsten ordentlichen Generalversammlung aus seiner Mitte Mitglieder bezeichnen.		[2] If there are vacancies on the Compensation Committee, the Board of Directors may appoint substitute members from among its members for a term of office extending until completion of the next Annual General Meeting.

	Artikel 24		Article 24

Organisation des Vergütungsaus schusses	[1] Der Vergütungsausschuss konstituiert sich selbst. Der Verwaltungsrat bezeichnet aus der Mitte des Vergütungsausschusses einen Vorsitzenden.	Organization of the Compensation Committee	[1] The Compensation Committee shall constitute itself. The Board of Directors shall elect a chairperson from among the Compensation Committee members.

	[2] Im Übrigen erlässt der Verwaltungsrat ein Reglement über die Organisation und Beschlussfassung des Vergütungsausschusses.		[2] The Board of Directors shall issue regulations establishing the organization and decision-making process of the Compensation Committee.

	Artikel 25		Article 25

Aufgaben und Zuständigkeiten	[1] Der Vergütungsausschuss unterstützt den Verwaltungsrat bei der Festsetzung und Überprüfung der Vergütungspolitik und -richtlinien sowie bei der Vorbereitung der Anträge zuhanden der Generalversammlung betreffend die Vergütung des Verwaltungsrates und der Geschäftsleitung. Er kann dem Verwaltungsrat Vorschläge zu weiteren Vergütungsfragen unterbreiten.	Duties and Powers	[1] The Compensation Committee shall support the Board of Directors in establishing and reviewing the compensation strategy and guidelines as well as in preparing the proposals to the Shareholders’ Meeting regarding the compensation of the Board of Directors and the Executive Committee. It may submit proposals to the Board of Directors in other compensation-related issues.

	[2] Der Verwaltungsrat legt in einem Reglement fest, für welche Funktionen des Verwaltungsrates und der Geschäftsleitung der Vergütungsausschuss, gemeinsam mit dem Präsidenten des Verwaltungsrates oder alleine, die Leistungswerte, Leistungsziele, Zielhöhen und Vergütungen		[2] The Board of Directors shall determine, in regulations, for which positions within the Board of Directors and the Executive Committee the Compensation Committee, together with the Chairperson of the Board of Directors or alone,

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	festsetzt und für welche Funktionen er dem Verwaltungsrat Vorschläge für solche Leistungswerte, Leistungsziele, Zielhöhen und Vergütungen unterbreitet.		shall determine the performance metrics, performance targets, target amounts and compensation, and for which positions it shall submit proposals for such performance metrics, performance targets, target amounts and compensation to the Board of Directors.

	[3] Der Verwaltungsrat kann dem Vergütungsausschuss weitere Aufgaben zuweisen.		[3] The Board of Directors may delegate further tasks to the Compensation Committee.

	D. Die Revisionsstelle		D. The Auditors

	Artikel 26		Article 26

Revisionsstelle	[1] Die Generalversammlung wählt die Revisionsstelle für eine Amtsdauer eines Geschäftsjahrs. Ihre Amtszeit endet mit der Genehmigung der Jahresrechnung für das betreffende Geschäftsjahr durch die Generalversammlung. Wiederwahl ist möglich.	Auditors	[1] The Shareholders’ Meeting shall elect the Auditors for a term of office of one financial year. Their term of office ends with the approval of the annual financial statements of the respective financial year by the Shareholders’ Meeting. Re-election is possible.

	[2] Der Revisionsstelle obliegen die ihr vom Gesetz zugewiesenen Befugnisse und Pflichten.		[2] The Auditors shall have the powers and duties vested in them by law.

	[3] Der Verwaltungsrat kann die Revisionsstelle jederzeit beauftragen, besondere Abklärungen, insbesondere Zwischenrevisionen, durchzuführen und darüber Bericht zu erstatten.		[3] The Board of Directors may mandate the Auditors at any time to perform special investigations, in particular interim audits, and to prepare a report on their findings.

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	Abschnitt 4 Vergütungen der Mitglieder des Verwaltungsrates und der Geschäftsleitung		Section 4 Compensation of the Members of the Board of Directors and the Executive Committee

	Artikel 27		Article 27

Genehmigung der Vergütung durch die Generalversam mlung	[1] Die Generalversammlung genehmigt die Anträge des Verwaltungsrates in Bezug auf die Gesamtbeträge:	Approval of the Compensation by the Shareholders’ Meeting	[1] The Shareholders’ Meeting shall approve the proposals of the Board of Directors in relation to the aggregate amounts of:
	1. für die maximale Vergütung des Verwaltungsrates für die Dauer bis zur nächsten ordentlichen Generalversammlung;		1. the maximum compensation of the Board of Directors until the completion of the next Annual General Meeting;

	2. für die maximale Vergütung der Geschäftsleitung für das folgende Geschäftsjahr; und		2. the maximum compensation of the Executive Committee for the following financial year; and

	3. allenfalls spezifische Vergütungselemente für weitere Vergütungsperioden.		3. specific compensation elements for additional compensation periods, if any.

	[2] Der Verwaltungsrat kann der Generalversammlung abweichende oder zusätzliche Anträge in Bezug auf die gleichen oder andere Zeitperioden zur Genehmigung beantragen.		[2] The Board of Directors may seek approval by the Shareholders’ Meeting one or more deviating or additional proposals relating to the same or different periods.

	[3] Genehmigt die Generalversammlung einen Antrag des Verwaltungsrates nicht, setzt der Verwaltungsrat unter Berücksichtigung aller relevanten Umstände den entsprechenden (maximalen) Gesamtbetrag oder mehrere (maximale) Teilbeträge fest und unterbreitet den oder die so festgesetzten Beträge derselben oder einer späteren Generalversammlung zur Genehmigung.		3 If the Shareholders’ Meeting does not approve a proposal of the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts, and submit the amount(s) so determined for approval by the same or a subsequent Shareholders’ Meeting.

	[4] Die Gesellschaft oder von ihr kontrollierte Gesellschaften können Vergütungen vor der Genehmigung durch die Generalversammlung ausrichten, unter Vorbehalt der nachträglichen Genehmigung.		[4] The Company or companies controlled by it may pay or grant compensation prior to approval by the Shareholders’ Meeting subject to subsequent approval.

	[5] Werden variable Vergütungen prospektiv genehmigt, legt der Verwaltungsrat der Generalversammlung den Vergütungsbericht zur Konsultativabstimmung vor.		5 If variable compensation is approved prospectively, the Board of Directors shall submit the compensation report to the Shareholders’ Meeting for a non-binding vote.

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	Artikel 28		Article 28

Zusatzbetrag für Veränderungen in der Geschäftsleitung	Reicht der bereits von der Generalversammlung genehmigte maximale Gesamtbetrag der Vergütung nicht aus für die Vergütung einer oder mehrerer Personen, die nach dem Zeitpunkt der Genehmigung der Vergütung der Geschäftsleitung für die massgebende Vergütungsperiode durch die Generalversammlung Mitglieder der Geschäftsleitung werden, sind die Gesellschaft oder von ihr kontrollierte Unternehmen ermächtigt, diesem oder diesen Mitgliedern während der bereits genehmigten Vergütungsperiode(n) einen Zusatzbetrag auszurichten. Der Zusatzbetrag darf je Vergütungsperiode 40% des/der jeweils letzten genehmigten Gesamtbetrages / Gesamtbeträge der (maximalen) Vergütung der Geschäftsleitung nicht übersteigen.	Supplementary Amount for Changes to the Executive Committee	If the maximum aggregate amount of compensation already approved by the Shareholders’ Meeting is not sufficient to also cover the compensation of one or more persons who become members of the Executive Committee after the approval of the compensation of the Executive Committee for the relevant period has been granted, then the Company or companies controlled by it shall be authorized to pay such member(s) a supplementary amount during the compensation period(s) already approved. The supplementary amount per compensation period shall not exceed 40% of the aggregate amount(s) of (maximum) compensation of the Executive Committee last approved.

	Artikel 29		Article 29

Vergütungen der Mitglieder des Verwaltungsrates und der Geschäftsleitung	[1] Die Vergütung der nicht-exekutiven Mitglieder des Verwaltungsrates kann fixe Vergütungselemente und kann weitere Vergütungselemente und Leistungen umfassen. Die Gesamtvergütung berücksichtigt Funktion und Verantwortungsstufe des jeweiligen Empfängers.	Compensation of the members of the Board of Directors and the Executive Committee	[1] The compensation of the non-executive members of the Board of Directors may consist of fixed compensation elements and may comprise further compensation elements. Total compensation shall take into account position and level of responsibility of the respective recipient.

	[2] Die Vergütung der exekutiven Mitglieder des Verwaltungsrates und der Mitglieder der Geschäftsleitung kann fixe und variable Vergütungselemente umfassen. Die fixe Vergütung umfasst das Grundgehalt und kann weitere Vergütungselemente und Leistungen umfassen. Die variable Vergütung kann sich nach der Erreichung bestimmter Leistungsziele richten. Die Gesamtvergütung berücksichtigt Funktion und Verantwortungsstufe des jeweiligen Empfängers.		[2] The compensation of the executive members of the Board of Directors and of the members of the Executive Committee may comprise fixed and variable compensation elements. Fixed compensation comprises the base salary and may comprise other compensation elements. Variable compensation may take into account the achievement of specific performance targets. Total compensation shall take into account position and level of responsibility of the respective recipient.

	[3] Die Leistungsziele können persönliche Ziele, Unternehmens-, Gruppen- oder bereichsspezifische Ziele oder im Vergleich zum Markt, zu anderen Unternehmen oder		[3] The performance targets may include individual targets, targets of the Company, group or parts thereof or targets in relation to the market, other companies or comparable

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zu vergleichbaren Richtgrössen berechnete Ziele umfassen, unter Berücksichtigung von Funktion und Verantwortungsstufe des Empfängers der variablen Vergütung. Der Verwaltungsrat oder, soweit an ihn delegiert, der Vergütungsausschuss legt die Gewichtung der Leistungsziele und die jeweiligen Zielwerte sowie deren Erreichung fest.	benchmarks, taking into account position and level of responsibility of the recipient. The Board of Directors or, to the extent delegated to it, the Compensation Committee shall determine the relative weight of the performance targets and the respective target values, as well as achievement thereof.

[4] Die Vergütung kann in der Form von Geld, Aktien oder Sach- oder Dienstleistungen ausgerichtet werden; die Vergütung an exekutive Mitglieder des Verwaltungsrates und Mitglieder der Geschäftsleitung kann zudem in der Form von Optionen, vergleichbaren Instrumenten oder Einheiten gewährt werden. Der Verwaltungsrat oder, soweit an ihn delegiert, der Vergütungsausschuss legt Zuteilungsbedingungen, Vesting-Bedingungen, Ausübungsbedingungen und -fristen und/oder allfällige Sperrfristen und Verfallsbedingungen fest. Sie können insbesondere vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse wie eines Kontrollwechsels oder der Beendigung eines Arbeits- oder Mandatsverhältnisses Vesting-Bedingungen, Ausübungsbedingungen und -fristen, Sperrfristen und Verfallsbedingungen weiter gelten, verkürzt oder aufgehoben werden, Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen. Die Gesellschaft kann die erforderlichen Aktien auf dem Markt erwerben oder unter Nutzung ihres bedingten Kapitals bereitstellen.	[4] Compensation may be paid in the form of cash, shares, or in the form of other types of benefits; for the executive members of the Board of Directors and the members of the Executive Committee, compensation may in addition be granted in the form of options or comparable instruments or units. The Board of Directors or, to the extent delegated to it, the Compensation Committee shall determine grant, vesting, exercise, restriction and/or forfeiture conditions and periods. In particular, they may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required shares through purchases in the market or by using conditional share capital.

[5] Die Vergütung kann durch die Gesellschaft oder durch von ihr kontrollierte Gesellschaften ausgerichtet werden.	[5] Compensation may be paid by the Company or companies controlled by it.

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	Abschnitt 5 Verträge mit Mitgliedern des Verwaltungsrates und der Geschäftsleitung		Section 5 Agreements with Members of the Board of Directors and the Executive Committee

	Artikel 30		Article 30

Verträge mit Mitgliedern des Verwaltungsrates und der Geschäftsleitung	[1] Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern des Verwaltungsrates unbefristete oder befristete Verträge über die Vergütung abschliessen. Die Dauer und Beendigung richten sich nach Amtsdauer und Gesetz.	Agreements with Members of the Board of Directors and the Executive Committee	[1] The Company or companies controlled by it may enter into agreements for a fixed term or for an indefinite term with members of the Board of Directors relating to their compensation. Duration and termination shall comply with the term of office and the law.

	[2] Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern der Geschäftsleitung unbefristete oder befristete Arbeitsverträge abschliessen. Befristete Arbeitsverträge haben eine Höchstdauer von einem Jahr; eine Erneuerung ist zulässig. Unbefristete Arbeitsverträge haben eine Kündigungsfrist von maximal zwölf Monaten.		[2] The Company or companies controlled by it may enter into employment agreements for a fixed term or for an indefinite term with members of the Executive Committee. Employment agreements for a fixed term may have a maximum duration of one year; renewal is possible. Employment agreements for an indefinite term may have a termination notice period of maximum twelve months.

	[3] Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern der Geschäftsleitung Konkurrenzverbote für die Zeit nach Beendigung eines Arbeitsverhältnisses vereinbaren. Die Entschädigung für ein solches Konkurrenzverbot darf die durchschnittliche Jahresvergütung des betreffenden Mitglieds der Geschäftsleitung in den letzten drei Geschäftsjahren nicht übersteigen.		[3] The Company or companies controlled by it may enter into non-compete agreements with members of the Executive Committee for the time after termination of employment. The consideration for such non-compete undertaking shall not exceed the average annual compensation of such member of the Executive Committee of the last three financial years.

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	Abschnitt 6 Mandate ausserhalb des Konzerns, Kredite und Darlehen, Vorsorgeleistungen ausserhalb der beruflichen Vorsorge		Section 6 Mandates Outside of the Group, Credits and Loans, Pension Benefits Excluding the Occupational Pension

	Artikel 31		Article 31

Mandate ausserhalb des Konzerns	[1] Kein Mitglied des Verwaltungsrates kann mehr als zehn (10) zusätzliche Mandate wahrnehmen, wovon nicht mehr als acht (8) in börsenkotierten Unternehmen.	Mandates Outside of the Group	1 No member of the Board of Directors may hold more than ten (10) additional mandates of which no more than eight (8) may be in listed companies.

	[2] Kein Mitglied der Geschäftsleitung kann mehr als vier (4) zusätzliche Mandate wahrnehmen, wovon nicht mehr als eines (1) in einem börsenkotierten Unternehmen. Jedes dieser Mandate bedarf der vorgängigen Genehmigung durch den Verwaltungsrat oder, falls an diesen delegiert, durch den Vergütungsausschuss.		[2] No member of the Executive Committee may hold more than four (4) additional mandates of which no more than one (1) may be in a listed company. Each of these mandates is subject to the prior approval of the Board of Directors or, if delegated to it, the Compensation Committee.

	[3] Die folgenden Mandate fallen nicht unter die Beschränkungen gemäss Absatz 1 und 2 dieses Artikels:		[3] The following mandates shall not be subject to the limitations set forth in paragraphs 1 and 2 of this Article:

	(a) Mandate in Unternehmen, die durch die Gesellschaft kontrolliert werden oder die Gesellschaft kontrollieren;		(a) mandates in companies which are controlled by the Company or which control the Company;

(b)   Mandate, die auf Anordnung der Gesellschaft oder von ihr kontrollierten Gesellschaften wahrgenommen werden. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung kann mehr als zehn (10) solche Mandate wahrnehmen; und

(b) mandates held at the request of the Company or companies controlled by it. No member of the Board of Directors or of the Executive Committee shall hold more than ten (10) such mandates; and

(c)   Mandate in Vereinen, Verbänden, Stiftungen, Trusts, Personalfürsorgestiftungen, Bildungseinrichtungen und ähnlichen Organisationen. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung kann mehr als zehn (10) solche Mandate wahrnehmen.

(c)   mandates in associations, professional or trade associations, foundations, trusts, employee welfare foundations, educational institutions, and similar organizations. No member of the Board of Directors or of the Executive Committee shall hold more than ten (10) such mandates.

	[4] Als Mandate gelten Mandate in vergleichbaren Funktionen bei anderen Unternehmen mit wirtschaftlichem Zweck. Mandate in verschiedenen Rechtseinheiten, die unter		[4] Mandates shall mean mandates in comparable functions at other enterprises with an economic purpose. Mandates in different legal entities that are under joint control or same beneficial ownership are deemed one (1) mandate.

Statuten der Sunrise Communications AG / Articles of Association of Sunrise Communications AG	33 /37

einheitlicher Kontrolle oder gleicher wirtschaftlicher Berechtigung stehen, gelten als ein (1) Mandat.

	[5] Mitglieder des Verwaltungsrates oder der Geschäftsleitung, welche im Zeitpunkt ihrer Wahl bzw. Ernennung oder durch Annahme eines Mandates bei einer Rechteinheit ausserhalb der Sunrise-Gruppe die Anforderungen von diesem Artikel 31 nicht oder nicht mehr erfüllen, haben bis zum ordentlichen Rücktrittsdatum eines überzähligen Mandates, längstens aber innert 12 Monaten seit ihrer Wahl bzw. Ernennung oder seit Annahme ihre Anzahl Mandate auf das erlaubte Mass zu reduzieren.		[5] Members of the Board of Directors or the Executive Committee who do not or no longer fulfill the requirements of this Article 31 at the time of their election or appointment or by accepting a mandate with a legal entity outside the Sunrise group must reduce their number of mandates to the permitted level by the ordinary resignation date of an excess mandate, but at the latest within 12 months of their election or appointment or acceptance.

	Artikel 32		Article 32

Kredite und Darlehen	Die Gesellschaft oder von ihr kontrollierte Unternehmungen gewähren den Mitgliedern des Verwaltungsrates keine Kredite oder Darlehen. Kredite und Darlehen an Mitglieder der Geschäftsleitung dürfen zu Marktbedingungen gewährt werden. Der Gesamtbetrag solcher ausstehenden Kredite und Darlehen darf CHF 1’000’000 pro Person nicht übersteigen.	Credits and Loans	The Company or companies controlled by it shall not grant any credits or loans to members of the Board of Directors. Credits and loans to members of the Executive Committee may be granted at market conditions. The total amount of such credits and loans may not exceed CHF 1,000,000 per person.

	Abschnitt 7 Geschäftsjahr, Gewinnverteilung		Section 7 Financial Year, Profit Allocation

	Artikel 34		Article 34

Geschäftsjahr	Das Geschäftsjahr der Gesellschaft wird vom Verwaltungsrat festgesetzt.	Financial Year	The Company’s financial year shall be determined by the Board of Directors.

Statuten der Sunrise Communications AG / Articles of Association of Sunrise Communications AG	34 /37

	Artikel 35		Article 35

Verteilung des Bilanzgewinns, Reserven	[1] Über den Bilanzgewinn verfügt die Generalversammlung im Rahmen der gesetzlichen Vorschriften. Der Verwaltungsrat unterbreitet ihr seine Anträge.	Allocation of Profit Shown on the Balance Sheet, Reserves	[1] The Shareholders’ Meeting shall resolve on the allocation of the profit as shown on the balance sheet in accordance with applicable law. The Board of Directors shall submit its proposals to the Shareholders’ Meeting.

	[2] Neben den gesetzlich vorgegebenen Reserven kann die Generalversammlung im Rahmen der gesetzlichen Vorgaben weitere Reserven schaffen.		[2] In addition to the reserves required by law, and subject to applicable law, the Shareholders’ Meeting may create other reserves.

	[3] Dividenden, welche nicht innerhalb von fünf Jahren nach Fälligkeit bezogen wurden, fallen an die Gesellschaft und werden der gesetzlichen Gewinnreserve zugeteilt.		[3] Dividends that have not been collected within five years after their payment date are forfeited to the Company and shall be allocated to the statutory profit reserves.

	Abschnitt 8 Auflösung, Liquidation		Section 8 Dissolution, Liquidation

	Artikel 36		Article 36

Auflösung, Liquidation	[1] Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.	Dissolution, Liquidation	[1] The Shareholders’ Meeting may at any time resolve to dissolve and liquidate the Company in accordance with the law and the provisions set forth in these articles of association.

	[2] Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.		[2] The liquidation shall be effected by the Board of Directors, unless the Shareholders’ Meeting appoints other persons as liquidators.

	[3] Die Liquidation der Gesellschaft erfolgt nach Massgabe der gesetzlichen Vorschriften. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) freihändig zu verkaufen.		[3] The liquidation of the Company shall be effected pursuant to applicable law. The liquidators shall be entitled to sell assets (real estate included) in private transactions.

	[4] Nach erfolgter Tilgung der Schulden der Gesellschaft wird das Vermögen unter die Aktionäre nach Massgabe der eingezahlten Beträge verteilt, soweit die Statuten nichts anderes vorsehen.		[4] Upon discharge of all liabilities of the Company, the assets shall be distributed to the shareholders in proportion to the capital paid-in, unless these articles of association provide otherwise.

Statuten der Sunrise Communications AG / Articles of Association of Sunrise Communications AG	35 /37

	Abschnitt 9 Publikationsorgan, Mitteilungen		Section 9 Means of Publication, Communications

	Artikel 37		Article 37

Publikationsorgan, Mitteilungen	[1] Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt.	Means of publication, Communications	[1] The official means of publication of the Company shall be the Swiss Official Gazette of Commerce.

	[2] Der Verwaltungsrat kann im Einzelfall weitere Publikationsorgane bezeichnen.		[2] In particular cases, the Board of Directors may specify additional means of publication.

	[3] Mitteilungen der Gesellschaft an die Aktionäre können nach Wahl des Verwaltungsrates gültig durch Publikation im Schweizerischen Handelsamtsblatt oder in einer Form, die den Nachweis durch Text ermöglicht, erfolgen.		[3] Notices by the Company to the shareholders may, at the election of the Board of Directors, be validly given by publication in the Swiss Official Gazette of Commerce or in a form that allows proof by text.

Statuten der Sunrise Communications AG / Articles of Association of Sunrise Communications AG	36 /37

	Abschnitt 10 Gerichtsstand		Section 10 Jurisdiction

	Artikel 38		Article 38

Gerichtsstand	[1] Vorbehältlich von Absatz 2 dieses Artikels 38 ist der ausschliessliche Gerichtsstand für sämtliche aus oder im Zusammenhang mit dem Gesellschaftsverhältnis entstehenden Streitigkeiten der Sitz der Gesellschaft.	Jurisdiction	[1] Subject to paragraph 2 of this Article 38, the exclusive place of jurisdiction for any disputes arising under, out of or in connection with or related to the corporate relationship shall be at the Company’s place of incorporation.

	[2] Die ausschliessliche Zuständigkeit nach Absatz 1 dieses Artikels 38 gilt nicht für Klagen aus dem U.S. Securities Act von 1933 in seiner jeweils gültigen Fassung oder aus dem U.S. Exchange Act von 1934 in seiner jeweils gültigen Fassung, einschliesslich der nach diesen Gesetzen erlassenen Verordnungen oder Vorschriften, und stellt weder eine Beschränkung noch einen Verzicht darauf dar. Die Gesellschaft anerkennt die konkurrierende Zuständigkeit von US-Bundes- und einzelstaatlichen Gerichten für Klagen zur Durchsetzung von Pflichten oder Haftung unter dem U.S. Securities Act von 1933 in seiner jeweils gültigen Fassung und die ausschliessliche Zuständigkeit von U.S.-Bundesgerichten für solche Klagen gemäss dem U.S. Exchange Act von 1934 in seiner jeweils gültigen Fassung. Die Annahme und Zustimmung zu diesem Artikel 38 stellt keinen Verzicht auf Rechte unter der US-Bundesgesetzgebung über Wertpapiere oder deren Verordnungen oder Vorschriften dar.		[2] The exclusive jurisdiction set forth in paragraph 1 of this Article 38 shall not apply to, and does not limit or waive, any causes of action arising under the U.S. Securities Act of 1933, as amended, or the U.S. Exchange Act of 1934, as amended, including any rules or regulations promulgated thereunder. The Company acknowledges the concurrent jurisdiction of U.S. federal and state courts over actions to enforce any duty or liability under the U.S. Securities Act of 1933, as amended, and the exclusive jurisdiction of U.S. federal courts over such actions under the U.S. Exchange Act of 1934, as amended. Acceptance of or consent to this Article 38 does not constitute a waiver of any rights under U.S. federal securities laws or any rules or regulations thereunder.

	Abschnitt 11 Sacheinlage		Section 11 Contribution in Kind

	Artikel 39		Article 39

Sacheinlage	Die Gesellschaft übernimmt gemäss Sacheinlagevertrag vom 8. November 2024 zwischen der Gesellschaft und	Contribution in Kind	Pursuant to the contribution in kind agreement dated November 8, 2024 between the Company and Liberty Global

Statuten der Sunrise Communications AG / Articles of Association of Sunrise Communications AG	37 /37

	Liberty Global Ltd., Clarendon House, 2 Church Street, Hamilton HM11, Bermuda, 108 Stammanteile mit einem Nennwert von je EUR 1.00 der Sunrise HoldCo VI B.V., Boeingavenue 53, 1119 PE Schiphol-Rijk, Niederlande, im Wert von insgesamt CHF 6’725’000’000. Als Gegenleistung für diese Sacheinlage werden 68’759’702 voll liberierte Kategorie-A-Aktien mit einem Nennwert von je CHF 0.10 und 25’977’316 voll liberierte Kategorie-B-Aktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) ausgegeben.		Ltd., Clarendon House, 2 Church Street, Hamilton HM11, Bermuda, the Company acquires 108 shares with a par value of EUR 1.00 each of Sunrise HoldCo VI B.V., Boeingavenue 53, 1119 PE Schiphol-Rijk, the Netherlands, for a total value of CHF 6,725,000,000. As consideration for the contribution in kind, 68,759,702 fully paid-up Class A Shares with a par value of CHF 0.10 each and 25,977,316 fully paid-up Class B Shares with a par value of CHF 0.01 each (Stimmrechtsaktien) will be issued.

	Abschnitt 12 Verbindliche Fassung		Section 12 Authoritative Language

	Artikel 40		Article 40

Verbindliche Fassung	Falls sich zwischen der deutschen und der englischen Fassung dieser Statuten Differenzen ergeben, hat die deutsche Fassung Vorrang.	Authoritative Language	In the event of discrepancies between the German and the English version of these articles of association, the German version shall prevail.

Wallisellen, 8. November 2024